PETROSONIC ENERGY, INC.

January 27, 2014

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.

Registration Statement on Form S-1

Filed on February 11, 2013 and amended on February 21, 2013,

July 24, 2013, September 27, 2013, October 21, 2013, November

26, 2013, January 6, 2014, January 14, 2014 and January 24, 2014

File No. 333-186580

Dear Mr. Reynolds:

Petrosonic Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement (the “Filing”) be ordered effective at 4:00 p.m., Eastern time, on January 29, 2014 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert comments of the Commission and the staff and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli, Chief Executive Officer